[Modern Woodmen of America Letterhead]

April 17, 2025

VIA EDGAR and E-MAIL

Mr. Sonny Oh

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Modern Woodmen of America
Post-Effective Amendment No. 32 to Registration Statement on Form N-4
For Modern Woodmen of America Variable Annuity Account
File No. 333-63972

Mr. Oh:

On behalf of Modern Woodmen of America (the “Society”) and Modern Woodmen of America Variable Annuity Account (the “Account”), we have filed this letter as correspondence via EDGAR. This letter provides the Society’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced Post-Effective Amendment No. 32 to the Form N-4 Registration Statement for the Account in a phone call with outside counsel for the Society on April 10, 2025. For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Society’s response.

General Comment

1.	Where a comment is made with regard to disclosure in one location, it is also applicable to similar disclosure elsewhere in the registration statement. Changes in response to staff comments should also be reflected in the initial summary prospectus (“ISP”), as applicable. The ISP should reflect only what is currently offered, including fee information.

Response: The Society acknowledges the Staff comment.

Key Information Table

2.	In the “Ongoing Fees and Expenses (annual charges)” row, please fill in all information that is bracketed and currently missing.

Response: The Society will comply with the Staff comment in the upcoming Post-Effective

Mr. Min Oh
April 17, 2025

Amendment filing.

3.	Under the “Restrictions-Investments” row, please provide cross-references for the first four bullet points (i.e., the new bullet points).

Response: The Society has complied with the Staff comment.

Overview of the Certificate

4.	In the “Overview of the Certificate” section, although it is not typically treated as a major feature of a variable annuity contract, please include a description of the inherited Nonqualified Certificate addressing, for example, that there is no accumulation phase, that the form of the premium payment is death benefit proceeds from another nonqualified annuity contract, that surrender charges do not apply to required distributions, etc. This comment also applies to the ISP.

Response: The Society has added the disclosure requested by the Staff in the “Overview of the Certificate” section of the prospectus and ISP.

Fee Tables

5.	In the Examples, for purposes of the statutory prospectus, please include two sets of examples, one for Certificates purchased prior to May 1, 2025 and one for Certificates purchased on or after May 1, 2025.

Response: The Society has complied with the Staff comment.

Benefits Available Under the Certificates

6.	Please restore the “Fee” column in the table listing standard benefits under the Certificate in the “Benefits Available Under the Certificate” section.

Response: The Society has complied with the Staff comment.

7.	In the “Death Benefit Before the Retirement Date” section, please mention the availability of the inherited Nonqualified Certificates. In addition, either here or on page 23 under the “Description of Annuity Certificate – Issuance of a Certificate” section provide a brief, plain English explanation of what the inherited Nonqualified Certificate is and what happens when you receive it.

Response: The Society has complied with the Staff comment.

Mr. Min Oh
April 17, 2025

Description of Annuity Certificate

8.	In the second paragraph in the “Description of Annuity Certificate, Issuance of a Certificate” section, please replace “under federal tax laws” with “in accordance with section 72(s) of the Internal Revenue Code of 1986.”

Response: The Society has complied with the Staff comment.

9.	In the “Description of Annuity Certificate, Proceeds on the Retirement Date” section, please clarify which Certificates are eligible for variable settlement options (i.e., Certificates purchased prior to May 1, 2025).

Response: The Society has added clarifying disclosure in response to the Staff comment.

Charges and Deductions

10.	Under the “Surrender Charge (Contingent Deferred Sales Charge), Surrender Charge at the Retirement Date” section, please elaborate on this disclosure so that it is more complete.

Response: The Society has added clarifying disclosure in response to the Staff comment.

Part C

11.	With regard to Item 27 of Part C, please note the exhibits (whether incorporated by reference or filed herein) should be hyperlinked.

Response: The Society notes that all exhibits have been hyperlinked.

12.	With regard to Item 31(c) of Part C, the acronym “MWAFS” is not defined in Part C. Please spell it out.

Response: The Society has complied with the Staff comment.

ISP

13.	On the Back Cover Page of the ISP, the acronym “SAI” is not defined in the ISP. Please spell it out.

Response: The Society has complied with the Staff comment.

*         *         *

Mr. Min Oh
April 17, 2025

The Society believes that it has responded to all Staff comments. If you have any questions regarding this letter, please contact me at the above number, or our counsel Thomas Bisset at 202-383-0118. We greatly appreciate the Staff’s efforts in assisting the Society with this filing.

Sincerely,

/s/

Morgan J. Milner

Assistant General Counsel

Modern Woodmen of America

cc:	Ms. Abigail Waeyaert

Mr. Thomas Bisset

Mr. Timothy Graves